Exhibit 3.2

Amendment to Bylaws of Abraxas Petroleum Corporation

Effective January 3, 2022, the Bylaws of Abraxas Petroleum Corporation were amended by adding a new Article X, as follows:

“ARTICLE X

INAPPLICABILITY OF CONTROLLING INTEREST STATUTES

The provisions of NRS 78.378 through 78.3793, inclusive, shall not be applicable to the Exchange Agreement or the Assignment and Assumption Agreement, each by and between the Corporation and AG Energy Funding, LLC (together with its affiliates, “AG”), or any of the transactions contemplated thereby, including, without limitation, the issuance by the Corporation, and the acquisition by AG, of shares of Series A Preferred Stock of the Corporation in accordance therewith and the Certificate (as defined in the Exchange Agreement). This Article X shall not be amended or repealed prior to the eleventh calendar day after the Closing (as defined in the Exchange Agreement).”